FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 20, 2003

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

REPORT

ON THE

PASCO CANYON PROJECT

NYE COUNTY, NEVADA

For

NDT Ventures Ltd

Suite 860, 625 Howe Street

Vancouver, BC  V6C2T6

By

Thomas H. Burkhart, B.Sc.

September 15, 2003

TABLE OF CONTENTS

SECTION

PAGE #

Summary ........................................................................

3

Introduction and Terms of Reference ..................................

4

Disclaimer ......................................................................

5

Property Description and Location .....................................

5

Accessibility, Climate, Local Resources, Infrastructure and Physiography

6

History   .........................................................................

7

Geological Setting ..............................................................

7

Regional Geology ...............................................................

7

Local Geology ..................................................................

8

Deposit Types ...................................................................

9

Mineralization .....................................................................

9

Exploration .........................................................................

9

Drilling, Sampling Method and Approach, Sample Preparation, ....

10

Analyses and Security

Data Verification .................................................................

10

Adjacent Properties .............................................................

10

Mineral Processing and Metallurgical Testing ...........................

10

Mineral resource and Mineral Reserve Estimates ......................

10

Other Relevant Data and Information ......................................

10

Interpretation and Conclusions ..............................................

11

Recommendations ...............................................................

11

Phase I Budget Estimates .....................................................

12

References .........................................................................

13

Writers Certificate ...............................................................

14

Date ..................................................................................

14

APPENDICES

Fig. 1

Location Map

Fig. 2

Claim map

Fig. 3

Volcanic Rocks in Central Nevada & the Toquima Caldera Complex

Fig. 4

Regional Geology

Fig. 5

Local Geology

SUMMARY

The Pasco Canyon gold project consists of 24 unpatented mining claims situated on the northeast edge of the Toquima Mountain range in northern Nye County, Nevada.  The property is well located relative to important gold occurrences.  The Round Mountain gold mine lies 20 kilometers to the southeast and the former producing Northumberland gold property is situated nine kilometers to the northwest.   The claims cover the lower flanks of the mountain range and extend outward into a nearly flat pediment. The climate is desert but in the winter can receive up to one metre of snow in the higher elevations.  The property itself lies between 2250 and 2380 meters in elevation and generally receives less than 10 cm of snow.  Field activities can be conducted year round.

Access to the property is by 70 km of good all weather gravel roads from paved highway 50 that connects the towns of Austin and Eureka.  From this main access route the property can be reached by approximately 5 km of two track dirt roads.  Heavy equipment can be obtained from Tonopah, situated 100 km to the south on good roads.

Although the property has good access it is fairly remote and future operations would need to develop new sources of water and power.  There is ample room in the valley east of the prospect for any future processing facilities such as leach pads.

There are at least two small prospect pits on the property that likely date back to the early 1900's.  There has been no modern exploration for gold in the project area and there are no adjacent prospects of note.

NDT Ventures Ltd. (NDT) holds the property through an agreement with a private company called AuEx. This agreement was signed in June of 2003 and will allow NDT to earn an initial 51% interest in Pasco Canyon over a five year period through cash payments, issuance of common shares of NDT stock and by completing defined exploration and development expenses.  NDT can ultimately increase their interest to 70% by taking the project to feasibility.

Pasco Canyon is an upper level, volcanic hosted epithermal gold system that is currently at a very early stage of exploration.  On the property, silicified, veined and brecciated volcanics outcrop on the edge of a range front fault-scarp over an area measuring approximately 400 by 600 meters.  Mineral textures, exposed in outcrop, include bladed calcite replaced by silica, strong hydrothermal brecciation and vein stockworks of chalcedonic quartz.  Gold values up to 200 ppb have been obtained in outcrop in association with anomalous arsenic and mercury.  These geologic features and rock geochemistry are indicative of the upper levels of a vertically zoned gold bearing epithermal mineral system.

Regional magnetic data over the area indicates  that a large magnetic low exists in the covered pediment east of and adjacent to mineralized outcrops.  This target zone is localized where a regionally extensive east-west structural linear intersects a northeasterly trending range front fault system that bounds the mountain range on its east side.  This magnetic low could be related to magnetite destruction due to the actions of a mineralizing hydrothermal system and lends support to the economic potential of the project.

The perceived exploration potential at Pasco Canyon is based on a geologic model that predicts that epithermal gold systems are vertically zoned and that within the vertical range of such systems, significant zones of gold mineralization can be discovered.  The writer considerers this a valid target possibility to apply toward Pasco Canyon and ongoing and future work on the project should be designed to test this concept.

The writer reviewed all available data that has been generated on the project and obtained three check samples that confirmed the presence of anomalous gold in the areas sampled.  The target concept holds that the main potential of the property lies at depth and there are no expectations for ore grade gold at surface.  For this reason additional surface sampling is a low priority.

In the writer's opinion, Pasco Canyon is an excellent early-stage prospect that warrants continued interest by the company.  The property is in district proximity to the Round Mountain gold occurrence and is geologically similar.  Potential exists for disseminated mineralization in permeable volcanic flows and for high-grade veins associated with fault structures that occur on the property.

To better prioritize the main pediment hosted target area on the property, it is recommended that a detailed ground magnetic survey be completed over the known magnetic low.  As a follow-up to this a preliminary program of RVC drilling is recommended. A program of detailed surface mapping should also be completed to better define areas of surface veining and locations of potentially important structures.

INTRODUCTION AND TERMS OF REFERENCE

Pasco Canyon is geologically similar and in district proximity to the Round Mountain Gold Mine, which reports 13 million ounces of past production and current reserves.  The property is an early-stage exploration prospect located in a highly prospective region of Nevada.  Because of the properties similarities and close proximity to important gold deposits in the region, it is unusual that it has remained unexplored until NDT's ongoing program.  Although Pasco Canyon has not received detailed evaluations to date, the Writer considers that it has significant economic potential and worthy of continued evaluations by NDT.

This report has been prepared on behalf of NDT Ventures Ltd. and complies with the standards proposed for technical reports as outlined in National Policy Instrument 43-

101.  This document will discuss the geologic environment and potential of the Pasco Canyon gold project which is a material asset of NDT.

On April 3rd, 2003, the writer visited and verified the overall extent of mineralized exposures and obtained three samples that compare to assay results already obtained on the project. The writer was given access to all pertinent maps, reports and data.

This report is based on that data, the property inspection, research of surrounding gold systems and the writer's familiarity and experience with numerous geologically similar epithermal gold systems.

DISCLAIMER

The writer has not relied on any reports of persons in the preparation of this report that require a disclaimer statement.

PROPERTY DESCRIPTION AND LOCATION

The Pasco Canyon Project consists of 24 unpatented lode claims situated on the eastern flanks of the Toquima Mountain Range in the northern part of Nye County, Nevada, (Fig. 1).  More specifically, using the Nevada coordinate system, central zone (traverse Mercator) the claims lie in R46E, T12 N, Sections 30 and  31 and R45E, T12 North sections 25 and 36. The base map for the property is the Pine Creek Ranch Quadrangle, 7.5 minute series (topographic).  Each claim measures 183 by 457 metres with the combined contiguous claim group forming an east-west oriented rectangle measuring 1,829 by 1512 meters.  All the claims occur on federally owned lands which hold both mineral and surface rights

The claims, named Pasco-1 through Pasco-24, are held by NDT under agreement with a Reno, Nevada based private exploration group called AuEx, LLC. (Claim map, Fig. 2).  To maintain its property interests, NDT is required to keep the Pasco claims in good order and in August of 2003, NDT paid the required maintenance fees to the Bureau of Land Management ($100 per claim) and to Nye County ($8.50 per claim).   These payments assure that the claims will remain valid up to September 1, 2004.  Similar fees must be paid annually Prior to September 1 of every year to keep the claims valid.

The claims were located in the field by utilizing a hand held Global Positioning System by employees of AuEx.  Corners and location monuments were field checked by NDT and are positioned within acceptable parameters.

The areas of known mineralization occur within a northeast elongated zone measuring approximately 600 by 400 metres along the eastern flanks of a steep ridge.  The mineralized outcrops can be followed to the toe of the ridge where they disappear into pediment cover.  Two small prospect pits of unknown age occur on the ridge within areas of calcite and quartz veining.  There has been no production from the property.

There are no underlying payments or royalties encumbering the property and there are no existing environmental liabilities.

In order to conduct exploration works on the property the Company is required to file a Notice of Intent to Conduct Exploration with the Bureau of Land Management (BLM). This notice is in preparation by the Company and will include a summary of proposed operations that describes the nature of the project with an emphasis on expected surface disturbances related to possible road building, trenching, drilling and any other surface activities.  The Notice will also include a reclamation plan and a cost estimate for reclamation.  Once the Notice is submitted to the BLM the Tonopah field office requires two weeks to review and approve.  The Notice is then forwarded to the BLM Reno office where they review the reclamation estimate and set a bond equal to what they calculate would be required to reclaim the property.  Once the bond is set by the BLM, the Company must provide this amount to the BLM as security that the project will be reclaimed.  This procedure takes between two and four weeks.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE and PHYSIOGRAPHY

The project lies between 2250 and 2380 meters in elevation.  The east half of the claim block is nearly flat pediment and the west side covers the flanks of a steep ridge and the crest of the ridge.  The planned drilling project will be localized on the flat east side of the claims.  The area vegetation consists mostly of sagebrush and scattered juniper and pinion-pine trees.  The climate is desert and generally dry over most of the year.  During the winter, accumulations of snow up to one meter can occur in the higher elevations.  The project area generally receives less than 10 cm of snow.  Project work can be conducted year round.

The main access to the claims is from the Belmont Highway (well maintained gravel road) that goes south into Monitor Valley from highway 50.  This intersection is situated 53 kilometers west of Eureka, Nevada.  Once on the Belmont road, travel south 72 kilometers and turn west at the Moores Creek Ranch turnoff.  Take this road two kilometers then turn south on a good two track road for one kilometer and go west two kilometers toward the range on 4WD roads to the edge of the claim block.  There are no existing roads on the claims but the target area is fairly flat and there will be no need to construct roads during the initial phase of exploration.

The largest population center in reasonable proximity to Pasco Canyon is Tonopah that lies approximately 100 kilometers to the south on good roads.  Both Eureka and

Austin are smaller population centers that provide basic services and can be reached within an hour and a half drive.

The project area is remote and power and water would need to be developed.  For exploration activity, water is available from local ranches.  Equipment for road building and drilling is available in Tonopah and possibly Eureka.  The valley east of the project area provides ample space of any future facilities, including heap leach pads or mill buildings.

HISTORY

There are indications of historic prospecting activity on the property as evidenced by two small pits localized on local quartz and calcite veining.  This activity probably occurred in the early 1900's.  There has been no modern exploration on the project. The Pasco Canyon claims were staked in mid 2002 by AuEx and their work consisted only of minor surface sampling.

GEOLOGICAL SETTING

Regional Geology

The Pasco Canyon prospect lies in the same geologic province as Round Mountain and like Round Mountain is, situated within a west-northwest- trending belt of 34 to 17 Ma volcanic rocks that lies across the central Great Basin (Sander, M.V., 1988) (Fig. 3). Host for the majority of known gold mineralization at Round Mountain is a compositionally zoned, rhyolite tuff with a K-Ar age of 26.7 +- 0.6 Ma.  At Round Mountain, ore dominantly occurs in sheeted, northwest-striking quartz-adularia veins related to oblique-slip faults in densely welded tuff and in stratabound zones of great primary permeability in underlying poorly welded tuff (Sander, 1991).  This tuff is an early outflow product of the Mount Jefferson caldera, part of the Toquima Caldera Complex of Boden (1986).   Referencing Boden's map of the Toquima caldera complex, Round Mountain is situated approximately six kilometers south-southwest of the Mount Jefferson Caldera and Pasco Canyon lies approximately two kilometers northeast of the same  caldera and within the older Moores Creek Caldera (Fig. 3) .  The Pasco Canyon claim block straddles the main basin and range fault zone that forms the eastern flank of the Toquima range.  Regional mapping by Kleinhampl and Ziony (1985) has the Pasco Canyon area hosted within an outflow sequence of the Moores Creek Caldera (Regional Geology, Fig. 4). The claims also cover the intersection area where a west-northwest trending fault structure intersects the range front fault sysem (Fig.4)

The volcanic sequences in the central Toquima range overlie deformed Cambrian to Ordovician shales, limestones, quartzites and cherts.  Mississippian aged chert units of this basement sequence locally host bedded barite deposits, (Coles, S.C., 1995).  In the late 1970's and early 1980's, these occurrences were mined on a large scale at Northumberland Canyon, located approximately eight kilometres to the north of Pasco Canyon.  These basement rocks are also host to the gold mineralization that was mined at Northumberland that produced 600,000 ounces of gold (Personal communication, Nevada Bureau of Mines).

Local Geology

All the exposed rocks in the Pasco Canyon project area consist of altered volcanic tuff units considered to be part of an outflow sequence of the Moores Creek caldera, itself part of the Toquima caldera complex. (Boden, 1986) (Kleinhampl and Ziony, 1985).   Based on mineral textures and geochemistry, the mineralizing system at Pasco Canyon is considered to be an upper-level epithermal "hot springs" gold system.  As discussed by Nelson, (1988) this designation is based in part on the occurrence of sililicifed breccias and vein stockworks which contain microcrystalline quartz and silica replacement of calcite.  Surface sampling at Pasco Canyon has identified anomalous gold over the altered area with values up to 200 ppb.  Samples also report anomalous As and Hg with low Ag and base metals. This geochemistry fits well with the hot springs designation of Nelson (1988).

The silica rich hydrothermal system at Pasco Canyon forms a distinct ridge that emerges steeply from the valley pediment.  The ridge is supported by outcrops of silicified, veined and brecciated volcanics exposed over an area measuring 400 by 600 meters (Local Geology, Fig. 5).  Mineral textures include bladed calcite replaced by silica, local strong brecciation that is healed by chalcedonic silica, and stockworks of brown to red chalcedonic quartz. Volcanic host rocks in the area of exploration interest are pervasively silicified.

The mineralizing system appears to occur where an east-west linear intersects a northerly trending range-front fault system.  Peripheral to the zone of silicification the volcanic wall rocks are bleached and argillized outward for up to 100 metres.  The cause of this alteration is under study but is believed by NDT to be the result of late vapor-phase hydrothermal activity.

DEPOSIT TYPES

The priority target at Pasco Canyon is a volcanic hosted gold deposit similar to Round Mountain.  Pasco Canyon lies within a similar geologic environment as Round Mountain, including like host rocks and the occurrence of structures that could act as feeder conduits.  Tingly and Berger (1985) report that on the surface above the known ore bodies at Round Mountain there were occurrences of calcedonic quartz veining and areas of pervasive silicification.   Similar alteration caps Pasco Canyon.  A large magnetic low is associated with the alteration at Round Mountain (verbal communication, Richard Bidell, AuEx). Pasco Canyon is also the location of a large magnetic low.  As discussed by Sander, M.V. (1987), economic mineralization at Round Mountain occurs in a near-surface, densely welded tuff within sheeted, northwest-trending joint sets.  Mineralization is also disseminated in a poorly welded tuff that had good primary permeability to allow lateral migration of mineralizing solutions outward from feeder structures.  The feeder structures themselves are also the sources of precious metal mineralization.  At Pasco Canyon there is also potential for both bulk-minable, open pit operations and underground mining of bonanza-grade gold ore.

MINERALIZATION

Mineralization at Pasco Canyon consists of low level values in gold varying between 2.5 and 200 ppb.  Anomalous values appear to be related to zones of quartz veining and silicified breccias.  Outcrops of silicified and veined volcanics cover a surface area measuring approximately 400 by 600 meters.  The controls to mineralization are believed to be a combination of primary permeability of the volcanic host rocks combined with the occurrence of fault structures that pass through the area and form the edge of the mountain range.  The faults acted as primary conduits to mineralizing fluids that were laterally dispersed outward into the volcanic wall rocks.

Exploration is at an early stage and the extent of mineralization, grades of mineralization and controls to mineralization have not been determined.  It is too early to make any resource estimates for the property.

EXPLORATION

AuEx has obtained 20 representative rock chip samples from altered outcrops dispersed over an area measuring approximately 300 by 500 meters.  Other than this work, there has been no on-ground exploration activity that the writer is aware of.  The writer has reviewed the sample results of AuEx and has taken three conformation samples that confirm the levels of gold mineralization obtained in the same areas by AuEx.  AuEx has also procured regional airborne magnetic data that was part of a regional survey conducted by the operators of Round Mountain.  This work defined a large magnetic low at Pasco Canyon that in the writer's opinion supports additional exploration potential in the covered pediment adjacent to mineralized outcrops.

DRILLING, SAMPLING METHOD and APPROCH

No drilling has yet been completed on the project.

SAMPLING METHOD and APPROACH, SAMPLE PREPARATION, ANALYSES and SECURITY

Surface sampling on the property was completed by hand using rock hammers.  Samples weighing between 1 to 2 kg were bagged and delivered to ALS Chemex in Reno, Nevada. The entire sample was fine crushed to - 70% <2mm and pulverized to 85% <75 um.  From this a 30g split was taken and fire assayed with an AA finish.   The detection limit on gold is 0.5 ppb.

DATA VERIVICATION

The writer re-sampled three outcrops that were sampled by AuEx and also obtained anomalous gold values.  At the current stage of the Pasco Canyon project there has not been reason to conduct significant verification exercises as the target concept is based more on a geologic model related to surface alteration.  Surface gold values are not expected to exceed more than a few hundred ppb.

ADJACENT PROPERTIES

The Pasco Canyon property is fairly isolated and there are no adjacent properties.

MINERAL PROCESSING and METALLURGICAL TESTING

There has been no mineral processing or metallurgical testing.

MINERAL RESOURCE and MINERAL RESERVE ESTIMATES

Pasco Canyon is too early stage to conduct mineral resource or mineral reserve estimates.

OTHER RELEVANT DATA and INFORMATION

There is no other relevant data or information to consider at this time.

INTERPRETATION and CONCLUSIONS

The potential at Pasco Canyon is based on an Industry accepted, vertical zonation model applied to eithermal gold systems.  Nelson (1988) has made comparative studies of 15 gold systems which exhibit evidence for an origin at or directly beneath the paleosurface.  Ten of these deposits contain over seven million recoverable ounces of gold. The zone of mineralization can occur within a few hundred meters of the original surface and is controlled by hydrothermal fluid flow-rate and the level of boiling.  The writer's conclusion from work accomplished to date is that surface exposures at Pasco Canyon represent the upper levels of a zoned gold system that potentially lies within 200 meters above the level of main gold deposition.  The writer considers Pasco Canyon a quality exploration target and worthy of continued exploration by NDT to include a drilling program.

RECOMMENDATIONS

Phase I Exploration Program

1. Complete approximately 10 line kilometers of ground magnetics in at least six northwest-southeast oriented lines spaced 150 meters apart.  The lines should cover portions of the pediment, pass over the range front and extend into the area of known mineralization.

2. Complete prospecting and reconnaissance mapping over the claims and adjacent ground.

3. Utilize the results of the magnetic survey in combination with information derived from the reconnaissance mapping to prioritize the main pediment target area for drilling.

4. Once specific targets are identified complete a minimum of 500 meters of RVC drilling in two holes.  The holes should be angled to the northwest to cross the main controlling faults that occur on the range front.

Phase II

A second phase of drilling would be contingent on results of Phase I and until this information is in hand the extent of Phase II cannot be estimated.

Cost Estimates of Phase I Exploration  (US dollars)

Ground Magnetic Survey (actual estimate from contractor)

$4,000

Surface Evaluations

Mapping (5 days at $350 per day)

$1,750

Expenses (hotel, food-5 days at $90 per day)

$   450

Vehicle (7 days @ $70 per day)

$   490

Drilling - 4 days

Mobilization and de-mobilization (contractor estimate)

$2,000

RVC Drilling ($23 per meter X 500 meters) (contractor estimate)

          $11,500

Sample assay costs (500 samples X $13 per sample)

$6,500

Geologist (5 days at $350 per day)

$1,750

Expenses (hotel, food-5 days at $90 per day)

$   450

Vehicle (7 days @ $70 per day)

$   490

Supplies and misc.

$1,000

Sub Total

                                              $30,380

Contingency (15 % of total)

$4,557

Total Phase I Budget

                                                            $34,937

It is the writer's opinion the character of the Pasco Canyon gold prospect is of sufficient merit to justify the program that is recommended.

Respectfully Submitted;

Thomas H. Burkhart B.Sc..

September 15, 2003

REFERENCES

Berger, B.R, and Silberman, M.L., 1985, Relationships of trace element patterns to geology in hot-springs type precious-metal deposits, in Berger, B.R., and Bethke, P.M., eds., Geology and Geochemistry of epithermal systems: Reviews in Econ. Geol., v. 2, p. 233-247.

Nelson, C.E., 1988, Gold Deposits in the Hot Springs Environment, in Schafer, R.W., Cooper J.J., Vikre, P.G., eds., Bulk Minable Precious Metal Deposits of the Western United States, Symposium Proceedings, The Geological Society of Nevada, p. 417-431.

Sander, M.V., 1988, Geologic Setting and the Relation of Epithermal Gold-Silver mineralization to Wall Rock Alteration at the Round Mountain Mine, Nye County, Nevada,  in Schafer, R.W., Cooper J.J., Vikre, P.G., eds., Bulk Minable Precious Metal Deposits of the Western United States, Symposium Proceedings, The Geological Society of Nevada, p. 375-416.

Sander, M.V., 1991, Epithermal Au-Ag Deposits in Central Nevada, in Buffa, R.H., and Coyner, A.R., eds., Geology and Ore Deposits of the Great Basin, Field Trip Guidebook Compendium, Volume 2,  p. 715-723.

Coles, S.C., 1995, Associated barite and phosphate deposits of Middle Paleozoic age, central Toquima Range, Nevada, in Coyner, A.R. and  Fahey, P.L, eds., Geology and Ore Deposits of the Western Cordillera, Symposium Proceedings, p. 779-782.

THOMAS H. BURKHART, B.Sc

Tel:/Fax: 530 344-8090

Geologist

E-mail t.h.burkhart@att.net

CERTIFICATE OF AUTHOR

I Thomas H. Burkhart, of Camino California, USA, do hereby certify that:

1.

1.    I am a geologist having an office at 3400 Rio Vista Way, Camino, California.

2.    I am a graduate of the University of Nevada, Reno, Mackey School of Mines, B.Sc. (1979).

3.    I am a member of the Society of Economic Geologists and the Geologic Society of Nevada and I am a licensed Professional Geologist in the State of Washington.

4.    I have worked as a geologist for a total of 24 years. I have had significant experience in the study of precious metal deposits, particularly epithermal type occurrences.  I have been involved in the examination of such deposit types in the western United States, western Canada, Argentina, Chile, Peru, Central America and Mexico.

5.    I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of my education, professional licensing and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

6.    I am responsible for the Technical Report on the Pasco Canyon Project, Nye County, Nevada.  I visited the Pasco Canyon Project on April 3rd, 2003.

7.    I have not had prior involvement with the property which is the subject of the Technical Report.

8.    I am not aware of any material fact or material change to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.    I am the Vice President of Exploration for the issuer and therefore not independent of the issuer.  I am an insider and have received the majority of my income from the issuer over the past three years.  I hold options to purchase shares of the issuer and hold common stock of the issuer. I will not receive any direct interest of any kind in the property that is the subject of this technical report.

10.    I have read National Instrument 43-101 and Form 43-101F and the Technical Report has been prepared in compliance with that instrument and form.

11.    I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purpose, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Thomas H. Burkhart, B.Sc.

September 15, 2003

Camino, California USA

NEVADA BUREAU OF MINES AND GEOLOGY
EDUCATIONAL SERIES E-31 SHADED RELIEF MAP OF NEVADA

PASCO CANYON PROJECT
Winnemucca
Battle Mountain
Elko
Lovelock
Reno
Fallon
Eureka
Virginia City
Carson City
Ely
Minden
Yerington
Hawthorne
Tonopah
Pioche
Goldfield
Las Vegas
0 10 20 30 40 50 miles
0 20 40 60 80 kilometers
County boundaries

NDT VENTURES LTD.

Location Map

PASCO CANYON PROJECT
NYE COUNTY, NV
October, 2003

SHADED RELIEF MAP OF NEVADA

Figure 1

513000E
514000E
515000E
25
30
29
Rge 45E
Rge 46E
4299000N
PASCO 1-24 CLAIMS
36
31
32
4298000N
Twp 12N
Twp 11N
Forest Service Bdy
4297000N
1
6
N
NDT
VENTURES LTD.
Claim Map
PASCO CANYON PROJECT
NYE COUNTY, NV
October, 2003
0
3000'
Feet
0
1000m
Meters
DATUM: UTM NAD27 Zone 11

Figure 2

NDT
VENTURES LTD.
Location of the Pasco Canyon Claims
PASCO CANYON PROJECT
NYE COUNTY, NV
October, 2003

NEVADA
UTAH
Area of Figure 3b
Volcanic Rocks
AZ
0 200
km
Fig 3-a
Austin
50
376
N
Area of Figure 3c
P
Round Mountain
M
0 50
km
95 6
6
Tonopah
D
95
S
G
Fig 3-b
EXPLANATION Fig 3-b
D- Divide
M- Manhattan
N- Northumberland
P- Paradise Peak
S- Silver Peak
G- Goldfield
500,000E
510,000E
Moores Creek Caldera
TOQUIMA RANGE
PASCO CANYON PROJECT
4,300,000N
Mount Jefferson Caldera
4,290,000N
Trail Canyon Caldera
Round Mountain
0 5km
Range-bounding Normal fault
Inferred Caldera Margin
Fig 3-c

Modified after B. Mills, D. Boden & M. Sander in:
Bulk Mineable Precious Metal Deposits of the Western States,
Geological Society of Nevada, 1987

Figure 3

MC
MJ
TC
0 10mi
0 20km
500,000E
510,000E
MOORES CREEK CALDERA
PASCO CANYON PROJECT
MOUNT JEFFERSON CALDERA
TRAIL CANYON CALDERA
ROUND MOUNTAIN MINE
4,300,000N
4,290,000N
4,280,000N
Qd
Pzs
Tmc
Tls
Ti
Tjl
Tju
Tcc
Tt
Trc
Ttb
Tdb
Tgd
Tjr
Kg
Tr

Modified after B. Mills, D. Boden & M. Sander in:
Bulk Mineable Precious Metal Deposits of the Western States,
Geological Society of Nevada, 1987

EXPLANATION

Symbol	Unit
Qd	Alluvium, Colluvium & Fanglomerate
Trc	Road Canyon Tuff
	Trail Canyon Tuff
Tt	Upper and Lower Members, undifferentiated
Ttb	Caldera Collapse Breccia
Tr	Ryecroft Canyon Tuff
	Mt. Jefferson Tuff
Tju	Upper Member
Tjl	Lower Member w/ Lenses of Collapse Breccia
Tjr	Ourflow Round Mountain Member
Tmc	Tuffs of Moores Ck. w/ Lenses of Breccia Collapse Breccia Along Margin
Tcc	Tuff of Corcoran Canyon
Tls	Tuff of Logan Spring
Tdb	Megabreccia of Dry Canyon
Ti	Porphyritic to Aphyric Plugs and Lava-choked Ignimbrite Feed Veins.
Tgd	Granodioritic Stock
Td	Andesitic to Rhyolitic Dikes
Kg	Granitic Rocks of Shoshone Mtn.
Pzs	Lower Paleozoic Sedimentary Rocks

Fault: ball on downdripped side; Dashed where approx located.

Cauldron boundary: ball on downthrown side of margins reactivated by basin-range faulting; rectangle on caldera side.

Topographic wall of caldera

0 10,000'
Scale - Feet

0 5,000m
Scale - Meters

NDT VENTURES LTD.

General Geology Map

PASCO CANYON PROJECT
NYE COUNTY, NV
October, 2003

DATUM: UTM NAD27 Zone 11

Figure 4

513000E
513500E
N
0
400'
Scale - Feet
0
200m
Scale - Meters
4298500N
4298000N
RANGE FRONT FAULT
PRIORITY
TARGET AREA
PROPOSED DRILL HOLES
EXPLANATION
Alluvium
Silicified Breccia
Silicification
Argillization
Prospect Pit
Quartz Vein Stockworks
Quartz-Calcite Veins
Probable Fault
NDT
VENTURES LTD.
Local Geology Map
PASCO CANYON PROJECT
NYE COUNTY, NV
October, 2003
DATUM: UTM NAD27 Zone 11

Figure 5

NDT VENTURES LTD. A NORTHAIR GROUP COMPANY

To:

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Securities and Exchange Commission
TSX Venture Exchange Inc.

From:

THOMAS H. BURKHART

NDT Ventures Ltd.

3400 Rio Vista Way

Camino, CA 95709

Telephone: (530) 344-8090

Fax: (530) 344-8090

Email: t.h.burkhart@att.net

CONSENT OF AUTHOR

I, Thomas H. Burkhart do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled Pasco Canyon Project, Nye County, Nevada and dated September 15. 2003 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the 43-101 Report of NDT Ventures Ltd.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the 43-101 Report of NDT Ventures Ltd. contains any misrepresentation of the information contained in the Technical Report.

Dated this 20th Day of October, 2003.

"signed"

 ______________________________

Signature of Qualified Person

Thomas H. Burkhart

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: October 27, 2003